RICHEMONT

Via airmail

Security and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
United States of America


06016445

Geneva, 23 August 2006

Re: Compagnie Financière Richemont SA/Richemont S.A. (File No. 82-4102) – Rule 12g3 – 2(b)

Ladies and Gentlemen,

In connection with Compagnie Financière Richemont SA's (the Company's) exemption pursuant to Rule 12g3 – 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the press adverts for the invitation of our Annual General Meeting in French and German. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 207 519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms Katrina D. Buerkle, of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, NW., Washington D.C. 20005.

Very truly yours,

Judith Sanders
Company Secretary

Enclosures:
- 6 Copies of adverts

cc: Mr Richard L Muglia
Ms Karen Shell

RICHEMONT

EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA, findet am Donnerstag, 14. September 2006, 10.00 Uhr, 50 chemin de la Chênaie, 1293 Bellevue, in Genf statt.

TRAKTANDEN

1. Geschäftsberichte

Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2006 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. Verwendung des Bilanzgewinnes

Der per 31. März 2006 zur Distribution zur Verfügung stehende Bilanzgewinn beläuft sich auf CHF 797 113 077. Der Verwaltungsrat schlägt vor, eine Dividende von € 0.05 pro Richemont Aktie auszuschütten. Dies entspricht € 0.05 pro ‚A' Aktie der Gesellschaft und € 0.005 pro ‚B' Aktie der Gesellschaft. Der Euro-Betrag der total auszuschüttenden Dividende beläuft sich auf € 28 710 000. Der entsprechende Betrag in Schweizer Franken wird mittels des am Tage der Generalversammlung gültigen Euro/Schweizer Franken Wechselkurses umgerechnet. Der Verwaltungsrat schlägt weiter vor, den Rest des nach Ausschüttung der Dividende vorhandenen Bilanzgewinnes per 31. März auf das neue Geschäftsjahr zu übertragen.

3. Entlastung der Mitglieder des Verwaltungsrates

Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2006 zu Ende gegangene Geschäftsjahr.

4. Verlegung des Sitzes

Der Verwaltungsrat beantragt, den Sitz der Gesellschaft von 8 boulevard James-Fazy, 1201 Genf nach 50 chemin de la Chênaie, 1293 Bellevue, Genf zu verlegen.

5. Wahlen in den Verwaltungsrat

Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Norbert Platt, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp und Martha Wikstrom. Zudem wird vorgeschlagen, Herr Ruggero Magnoni und Herr Jan Rupert neu in den Verwaltungsrat zu wählen.

6. Wahl des Konzernprüfers und der Revisionsstelle

Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2006 endenden Geschäftsjahr liegen ab 21. August 2006 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2006 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 8. September 2006 bei allen Niederlassungen der folgenden Banken bezogen werden: UBS AG, Lombard Odier Darier Hentsch & Cie, Vontobel AG und Pictet & Cie. Die Gesellschaft stellt keine Zutrittskarten aus.

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6, rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt. Anweisungen für das Vollmachtstimmrecht müssen bei der Gesellschaft oder beim unabhängigen Stimmrechtsvertreter spätestens bis Freitag, 8. September 2006 eintreffen.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Johann Rupert
EXECUTIVE CHAIRMAN

Norbert Platt
GROUP CHIEF EXECUTIVE OFFICER

Genf, den 18. August 2006

311999

Berner Zeitung BZ – Friday 18.06.06

RICHEMONT

4482495

Einladung zur Generalversammlung

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA,
findet am Donnerstag, 14. September 2006, 10.00 Uhr,
50 chemin de la Chênaie, 1293 Bellevue, in Genf statt.

Traktanden

1. **Geschäftsberichte**
   Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2006 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. **Verwendung des Bilanzgewinnes**
   Der per 31. März 2006 zur Distribution zur Verfügung stehende Bilanzgewinn beläuft sich auf CHF 797 113 077. Der Verwaltungsrat schlägt vor, eine Dividende von € 0.05 pro Richemont Aktie auszuschütten. Dies entspricht € 0.05 pro ‚A' Aktie der Gesellschaft und € 0.005 pro ‚B' Aktie der Gesellschaft. Der Euro-Betrag der total auszuschüttenden Dividende beläuft sich auf € 28 710 000. Der entsprechende Betrag in Schweizer Franken wird mittels des am Tage der Generalversammlung gültigen Euro/Schweizer Franken Wechselkurses umgerechnet. Der Verwaltungsrat schlägt weiter vor, den Rest des nach Ausschüttung der Dividende vorhandenen Bilanzgewinnes per 31. März auf das neue Geschäftsjahr zu übertragen.

3. **Entlastung der Mitglieder des Verwaltungsrates**
   Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2006 zu Ende gegangene Geschäftsjahr.

4. **Verlegung des Sitzes**
   Der Verwaltungsrat beantragt, den Sitz der Gesellschaft von 8 boulevard James-Fazy, 1201 Genf nach 50 chemin de la Chênaie, 1293 Bellevue, Genf zu verlegen.

5. **Wahlen in den Verwaltungsrat**
   Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Norbert Platt, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp und Martha Wikstrom. Zudem wird vorgeschlagen, Herr Ruggero Magnoni und Herr Jan Rupert neu in den Verwaltungsrat zu wählen.

6. **Wahl des Konzernprüfers und der Revisionsstelle**
   Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2006 endenden Geschäftsjahr liegen ab 21. August 2006 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2006 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 8. September 2006 bei allen Niederlassungen der folgenden Banken bezogen werden: UBS AG, Lombard Odier Darier Hentsch & Cie, Vontobel AG und Pictet & Cie. Die Gesellschaft stellt keine Zutrittskarten aus.

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6, rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt. Anweisungen für das Vollmachtstimmrecht müssen bei der Gesellschaft oder beim unabhängigen Stimmrechtsvertreter spätestens bis Freitag, 8. September 2006 eintreffen.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Johann Rupert
Executive Chairman

Norbert Platt
Group Chief Executive Officer

Genf, den 18. August 2006

RICHEMONT

CONVOCATION DE L'ASSEMBLÉE GÉNÉRALE ORDINAIRE

L'Assemblée Générale Ordinaire des actionnaires de la Compagnie Financière Richemont SA
aura lieu le jeudi 14 septembre 2006 à 10 heures,
au 50 chemin de la Chênaie, 1293 Bellevue, Genève.

ORDRE DU JOUR

1. **Rapport d'activité**
   Le Conseil d'Administration propose à l'Assemblée Générale, après lecture des rapports des réviseurs, d'approuver les états financiers consolidés du Groupe, les états financiers de la Société ainsi que le rapport du Conseil pour l'exercice clôturé au 31 mars 2006.

2. **Affectation du bénéfice**
   Le bénéfice à disposition pour l'exercice se terminant au 31 mars 2006 s'élève à CHF 797113077. Le Conseil d'Administration propose de payer un dividende de € 0.05 par unité Richemont. Ce résultat équivaut à € 0.05 par action au porteur 'A' de la Société et € 0.005 par action nominative 'B' de la Société. Exprimé en Euros, le total du dividende à payer s'élève à € 28710000. Le montant équivalent en francs suisses sera calculé au taux de change euro/franc suisse en vigueur à la date de l'Assemblée Générale. Après paiement du dividende, le Conseil d'Administration propose de reporter le solde du bénéfice de la Société au 31 mars 2006 au nouvel exercice.

3. **Décharge aux membres du Conseil d'Administration**
   Le Conseil d'Administration propose de donner décharge à ses membres pour l'exercice clôturé au 31 mars 2006.

4. **Transfert du siège social de la Société**
   Le Conseil d'Administration propose que le siège social de la Société soit transféré de 8 boulevard James-Fazy, 1201 Genève au 50 chemin de la Chênaie, 1293 Bellevue, Genève.

5. **Election du Conseil d'Administration**
   Le Conseil d'Administration propose de renouveler pour une année les mandats des membres ci-après mentionnés: Messieurs Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Norbert Platt, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp et Madame Martha Wikstrom. Le Conseil d'Administration propose de nommer Messieurs Ruggero Magnoni et Jan Rupert comme nouveaux membres du Conseil d'Administration.

6. **Election de l'organe de révision**
   Le Conseil d'Administration propose de renouveler pour une année le mandat de PricewaterhouseCoopers comme Organe de Révision des états financiers consolidés du Groupe et des états financiers de la Société.

Les états financiers du Groupe et de la Société ainsi que les rapports des réviseurs et le rapport du Conseil d'Administration pour l'exercice clôturé au 31 mars 2006 pourront être consultés au siège de la Société à compter du 21 août 2006. Une copie des états financiers, des rapports des réviseurs ainsi que du rapport du Conseil d'Administration, figurant dans le rapport annuel 2006 de Richemont, pourra être envoyée aux actionnaires qui en font la demande.

Les cartes d'admission à l'Assemblée Générale Ordinaire et les bulletins de vote pourront être retirés jusqu'au 8 septembre 2006 par les détenteurs d'actions au porteur, contre dépôt des certificats d'actions, aux guichets des banques suivantes: UBS SA, Lombard Odier Darier Hentsch & Cie, Banque Vontobel SA ainsi que Pictet & Cie. Les cartes d'admission ne seront pas fournies par la Société elle-même.

Les actions déposées resteront bloquées jusqu'à la fin de l'Assemblée. Aucune carte d'admission ne sera délivrée le jour de l'Assemblée Générale.

Chaque actionnaire peut se faire représenter à l'Assemblée Générale par un tiers qui ne doit pas être nécessairement actionnaire de la Société. Le formulaire de procuration figure au verso de la carte d'admission. Conformément à la législation suisse, chaque actionnaire peut également se faire représenter à l'Assemblée Générale par la Société, par une banque ou un établissement similaire ou par M. Georges Fournier de l'Etude Poncet et Buhler, Notaires, 6 rue de Candolle, CH-1205 Genève, qui agira comme représentant indépendant. Sauf instructions contraires indiquées explicitement sur les procurations, les droits de vote seront exercés dans un sens favorable aux propositions du Conseil d'Administration. Les instructions pour les votes par procuration doivent être reçues par la Société ou le représentant indépendant au plus tard le vendredi 8 septembre 2006.

L'Assemblée sera tenue en anglais avec une traduction simultanée en français.

Les représentants dépositaires au sens de l'article 689d du Code des Obligations Suisse sont priés de communiquer à la Société le plus rapidement possible, et au plus tard lors du contrôle des entrées avant le commencement de l'Assemblée Générale, le nombre et la valeur nominale des actions qu'ils représentent ainsi que le numéro de référence de leurs cartes d'admission. Peuvent être considérés comme représentants dépositaires les établissements soumis à la Loi Fédérale du 8 novembre 1934 sur les banques et les caisses d'épargne ainsi que les gestionnaires de fortune professionnels et les fidéicommis.

Pour le Conseil d'administration:

Johann Rupert
EXECUTIVE CHAIRMAN

Norbert Platt
GROUP CHIEF EXECUTIVE OFFICER

Genève, le 18 août 2006

RICHEMONT

EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA, findet am Donnerstag, 14. September 2006, 10.00 Uhr, 50 chemin de la Chênaie, 1293 Bellevue, in Genf statt.

TRAKTANDEN

1. **Geschäftsberichte**
   Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2006 zu Ende gegangene Geschäftsjahr zu genehmigen.
2. **Verwendung des Bilanzgewinnes**
   Der per 31. März 2006 zur Distribution zur Verfügung stehende Bilanzgewinn beläuft sich auf CHF 797 113 077. Der Verwaltungsrat schlägt vor, eine Dividende von € 0.05 pro Richemont Aktie auszuschütten. Dies entspricht € 0.05 pro ‚A' Aktie der Gesellschaft und € 0.005 pro ‚B' Aktie der Gesellschaft. Der Euro-Betrag der total auszuschüttenden Dividende beläuft sich auf € 28 710 000. Der entsprechende Betrag in Schweizer Franken wird mittels des am Tage der Generalversammlung gültigen Euro/Schweizer Franken-Wechselkurses umgerechnet. Der Verwaltungsrat schlägt weiter vor, den Rest des nach Ausschüttung der Dividende vorhandenen Bilanzgewinnes per 31. März auf das neue Geschäftsjahr zu übertragen.
3. **Entlastung der Mitglieder des Verwaltungsrates**
   Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2006 zu Ende gegangene Geschäftsjahr.
4. **Verlegung des Sitzes**
   Der Verwaltungsrat beantragt, den Sitz der Gesellschaft von 8 boulevard James-Fazy, 1201 Genf nach 50 chemin de la Chênaie, 1293 Bellevue, Genf zu verlegen.
5. **Wahlen in den Verwaltungsrat**
   Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Norbert Platt, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp und Martha Wikstrom. Zudem wird vorgeschlagen, Herr Ruggero Magnoni und Herr Jan Rupert neu in den Verwaltungsrat zu wählen.
6. **Wahl des Konzernprüfers und der Revisionsstelle**
   Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2006 endenden Geschäftsjahr liegen ab 21. August 2006 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2006 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 8. September 2006 bei allen Niederlassungen der folgenden Banken bezogen werden: UBS AG, Lombard Odier Darier Hentsch & Cie, Vontobel AG und Pictet & Cie. Die Gesellschaft stellt keine Zutrittskarten aus.

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6, rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt. Anweisungen für das Vollmachtstimmrecht müssen bei der Gesellschaft oder beim unabhängigen Stimmrechtsvertreter spätestens bis Freitag, 8. September 2006 eintreffen.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Johann Rupert
EXECUTIVE CHAIRMAN

Norbert Platt
GROUP CHIEF EXECUTIVE OFFICER

Genf, den 18. August 2006

RICHEMONT

EINLADUNG ZUR GENERALVERSAMMLUNG

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA,
findet am Donnerstag, 14. September 2006, 10.00 Uhr,
50 chemin de la Chênaie, 1293 Bellevue, in Genf statt.

TRAKTANDEN

1. Geschäftsberichte
Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2006 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. Verwendung des Bilanzgewinnes
Der per 31. März 2006 zur Distribution zur Verfügung stehende Bilanzgewinn beläuft sich auf CHF 797 113 077. Der Verwaltungsrat schlägt vor, eine Dividende von € 0.05 pro Richemont Aktie auszuschütten. Dies entspricht € 0.05 pro ‚A' Aktie der Gesellschaft und € 0.005 pro ‚B' Aktie der Gesellschaft. Der Euro-Betrag der total auszuschüttenden Dividende beläuft sich auf € 28 710 000. Der entsprechende Betrag in Schweizer Franken wird mittels des am Tage der Generalversammlung gültigen Euro/Schweizer Franken Wechselkurses umgerechnet. Der Verwaltungsrat schlägt weiter vor, den Rest des nach Ausschüttung der Dividende vorhandenen Bilanzgewinnes per 31. März auf das neue Geschäftsjahr zu übertragen.

3. Entlastung der Mitglieder des Verwaltungsrates
Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2006 zu Ende gegangene Geschäftsjahr.

4. Verlegung des Sitzes
Der Verwaltungsrat beantragt, den Sitz der Gesellschaft von 8 boulevard James-Fazy, 1201 Genf nach 50 chemin de la Chênaie, 1293 Bellevue, Genf zu verlegen.

5. Wahlen in den Verwaltungsrat
Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr Franco Cologni, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Norbert Platt, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp und Martha Wikstrom. Zudem wird vorgeschlagen, Herr Ruggero Magnoni und Herr Jan Rupert neu in den Verwaltungsrat zu wählen.

6. Wahl des Konzernprüfers und der Revisionsstelle
Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2006 endenden Geschäftsjahr liegen ab 21. August 2006 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2006 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 8. September 2006 bei allen Niederlassungen der folgenden Banken bezogen werden: UBS AG, Lombard Odier Darier Hentsch & Cie, Vontobel AG und Pictet & Cie. Die Gesellschaft stellt keine Zutrittskarten aus.

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6, rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt. Anweisungen für das Vollmachtstimmrecht müssen bei der Gesellschaft oder beim unabhängigen Stimmrechtsvertreter spätestens bis Freitag, 8. September 2006 eintreffen.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Johann Rupert
EXECUTIVE CHAIRMAN

Norbert Platt
GROUP CHIEF EXECUTIVE OFFICER

Genf, den 18. August 2006

RICHEMONT

Einladung zur Generalversammlung

Die Generalversammlung der Aktionäre der Compagnie Financière Richemont SA,
findet am Donnerstag, 14. September 2006, 10.00 Uhr,
50 chemin de la Chênaie, 1293 Bellevue, in Genf statt.

Traktanden

1. **Geschäftsberichte**
   Der Verwaltungsrat beantragt der Generalversammlung, nach Kenntnisnahme der Berichte des Konzernprüfers und der Revisionsstelle, die konsolidierte Jahresrechnung der Gruppe, die Jahresrechnung der Gesellschaft und den Bericht des Verwaltungsrates für das am 31. März 2006 zu Ende gegangene Geschäftsjahr zu genehmigen.

2. **Verwendung des Bilanzgewinnes**
   Der per 31. März 2006 zur Distribution zur Verfügung stehende Bilanzgewinn beläuft sich auf CHF 797 113 077. Der Verwaltungsrat schlägt vor, eine Dividende von € 0.05 pro Richemont Aktie auszuschütten. Dies entspricht € 0.05 pro ‚A' Aktie der Gesellschaft und € 0.005 pro ‚B' Aktie der Gesellschaft. Der Euro-Betrag der total auszuschüttenden Dividende beläuft sich auf € 28 710 000. Der entsprechende Betrag in Schweizer Franken wird mittels des am Tage der Generalversammlung gültigen Euro/Schweizer Franken Wechselkurses umgerechnet. Der Verwaltungsrat schlägt weiter vor, den Rest des nach Ausschüttung der Dividende vorhandenen Bilanzgewinnes per 31. März auf das neue Geschäftsjahr zu übertragen.

3. **Entlastung der Mitglieder des Verwaltungsrates**
   Der Verwaltungsrat beantragt Erteilung der Entlastung an seine Mitglieder für das am 31. März 2006 zu Ende gegangene Geschäftsjahr.

4. **Verlegung des Sitzes**
   Der Verwaltungsrat beantragt, den Sitz der Gesellschaft von 8 boulevard James-Fazy, 1201 Genf nach 50 chemin de la Chênaie, 1293 Bellevue, Genf zu verlegen.

5. **Wahlen in den Verwaltungsrat**
   Der Verwaltungsrat schlägt vor, die folgenden Mitglieder des Verwaltungsrates für eine weitere Amtsdauer von einem Jahr wiederzuwählen: Johann Rupert, Jean-Paul Aeschimann, Dr. Franco Cologni, Lord Douro, Yves-André Istel, Richard Lepeu, Simon Murray, Alain Dominique Perrin, Norbert Platt, Alan Quasha, Lord Renwick of Clifton, Prof Jürgen Schrempp und Martha Wikstrom. Zudem wird vorgeschlagen, Herr Ruggero Magnoni und Herr Jan Rupert neu in den Verwaltungsrat zu wählen.

6. **Wahl des Konzernprüfers und der Revisionsstelle**
   Der Verwaltungsrat beantragt, dass PricewaterhouseCoopers für eine weitere Amtsdauer von einem Jahr als Konzernprüfer und als Revisionsstelle der Gesellschaft gewählt wird.

Der Jahresabschluss des Konzerns und der Gesellschaft mit den zugehörigen Berichten der Revisoren sowie dem Jahresbericht für das mit 31. März 2006 endenden Geschäftsjahr liegen ab 21. August 2006 am eingetragenen Sitz der Gesellschaft zur Einsichtnahme auf. Kopien des Jahresabschlusses, der Revisionsberichte und des Lageberichts, die im Richemont Jahresbericht 2006 enthalten sind, werden den Aktionären auf Wunsch zugesendet.

Zutrittskarten für die Teilnahme an der Generalversammlung, zusammen mit den Stimmrechtsausweisen können gegen Hinterlegung der Aktienzertifikate bis 8. September 2006 bei allen Niederlassungen der folgenden Banken bezogen werden: UBS AG, Lombard Odier Darier Hentsch & Cie, Vontobel AG und Pictet & Cie. Die Gesellschaft stellt keine Zutrittskarten aus.

Hinterlegte Aktien werden bis zum Ende der Versammlung gesperrt. Am Tag der Generalversammlung werden keine Zutrittskarten abgegeben.

Aktionäre können einen Vertreter, der selbst nicht Aktionär sein muss, Vollmacht erteilen. Vollmachtserklärungen sind auf der Rückseite der Zutrittskarten vorgedruckt. Gemäss schweizerischem Recht kann sich ein Aktionär an der Generalversammlung durch die Firma, eine Bank oder ähnliche Institution, oder durch Herrn Georges Fournier, Etude Poncet et Buhler, Notariat, 6, rue de Candolle, CH-1205 Genf, als unabhängigen Stimmrechtsvertreter, vertreten lassen. Sofern die Vollmacht nicht genaue gegenteilige Instruktionen enthält, werden die Stimmen im Sinne der Anträge des Verwaltungsrates ausgeübt. Anweisungen für das Vollmachtstimmrecht müssen bei der Gesellschaft oder beim unabhängigen Stimmrechtsvertreter spätestens bis Freitag, 8. September 2006 eintreffen.

Die Sitzung findet auf Englisch mit einer simultanen Übersetzung in Französisch statt.

Depotvertreter gemäss Artikel 689d des Schweizerischen Obligationenrechts werden ersucht, der Gesellschaft die Anzahl der von ihnen vertretenen Aktien und deren Nennwert möglichst früh und auf alle Fälle bei der Zutrittskontrolle vor Beginn der Versammlung, zusammen mit den Referenznummern der Zutrittskarten bekanntzugeben. Als Depotvertreter gelten die dem Bundesgesetz vom 8. November 1934 über Banken und Sparkassen unterstellten Institute sowie gewerbsmässige Vermögensverwalter und Treuhänder.

Für den Verwaltungsrat:

Johann Rupert — Executive Chairman
Norbert Platt — Group Chief Executive Officer

Genf, den 18. August 2006